FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
(s) Louis Morin
By:	Louis Morin
Vice President and Chief Financial Officer

Date: June 22, 2007

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index

1.	Press release dated June 22, 2007

Quebecor Media Inc. Releases Restated U.S. GAAP Reconciliation Note to Consolidated Financial Statements and Restated First Quarter 2007 Consolidated Financial Information, Relating to Accounting for Fair Value Hedge Relationships.
Montreal, June 22, 2007 — Quebecor Media Inc. today published and filed with the United States Securities and Exchange Commission (“SEC”) an amended Annual Report on Form 20-F/A for 2006 and furnished to the SEC an amended Form 6-K/A for the three months ended March 31, 2007, to reflect a restatement of its U.S. GAAP reconciliation note to its consolidated financial statements. The amended Form 6-K/A also reflects a restatement of its consolidated statements of deficit for the three months ended March 31, 2007 and of its consolidated balance sheet as of March 31, 2007, as prepared under Canadian GAAP. None of the consolidated financial statements prepared under Canadian GAAP and filed with the amended Annual Report on Form 20-F/A for 2006 were restated. Quebecor Media’s consolidated statements of income, of comprehensive income and of cash flow for the three months ended March 31, 2007 were not restated. The amended Annual Report on Form 20-F/A for 2006 and the amended Form 6-K/A are available online.
Quebecor Media has restated its 2006, 2005 and 2004 U.S. GAAP reconciliation note in its consolidated financial statements to reflect certain adjustments to previously reported financial information for the accounting for certain fair value hedge relationships. In 2007, Quebecor Media adopted the Canadian GAAP standards on the accounting for financial instruments which are similar to those under US GAAP, without recasting the comparative figures. Accordingly, the consolidated balance sheet as of March 31, 2007 under Canadian GAAP was restated to reflect the cumulative effect of the change in accounting for certain fair value hedge relationships. These changes had no impact on the results reported under Canadian GAAP.
The overall impact of the restatement on the U.S. GAAP reconciliation note was to decrease Quebecor Media’s consolidated net income and comprehensive income under U.S. GAAP by $7.5 million, $12.4 million and $14.2 million in each of 2006, 2005 and 2004, respectively, and to increase its consolidated deficits by $34.0 million and 26.4 million as of December 31, 2006 and 2005, respectively. The overall impact on the consolidated statements of deficit under Canadian and U.S. GAAP for the three months ended March 31, 2007 and on its consolidated balance sheet as of March 31, 2007 was an increase in consolidated deficit of $34.0 million, an increase in consolidated long term debt of $43.1 million and a decrease in consolidated future income tax liabilities of $9.1 million. The restatement had no impact on consolidated net income under Canadian GAAP for 2006, 2005 and 2004 and for the three months ended March 31, 2007. Quebecor Media’s consolidated restatement of financial information includes the impact of each of Videotron Ltd’s and Sun Media Corporation’s own respective restatements, as published and filed with the SEC today. For Quebecor Inc., Quebecor Media’s parent company, the restatement of Quebecor Media’s first quarter 2007 financial information is not material and accordingly, Quebecor Inc. will not be restating its first quarter financial statements.
Quebecor Media Inc., a subsidiary of Quebecor Inc., owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Quebec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Quebec, a number of specialty channels, and the English-language general-interest station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Videotron ltee, a chain of video and video game rental and retail stores.
Forward-Looking Statements
Statements contained herein relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of

1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to general economic, financial or market conditions; the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission; unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; labour disputes or strikes; and changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures. We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in Quebecor Media’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, including under the sections “Forward-Looking Statements” and “Risk Factors”, as well as in Quebecor Media’s filings from time to time with the SEC. Quebecor Media disclaims any obligation to update these statements unless applicable securities laws require us to do so.

For more information, please contact
Luc Lavoie
Executive Vice President, Corporate Affairs
Office: 514-380-1974
Mobile: 514-886-7665
lavoie.luc@quebecor.com